                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 19

                    under the Securities Exchange Act of 1934

                        CONSOLIDATED CAPITAL GROWTH FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                         -------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081

                                 with a copy to:
                                GREGORY M. CHAIT
                               KATHERINE M. KOOPS
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                           ATLANTA, GEORGIA 30303-1740
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 21, 2001
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIMCO PROPERTIES, L.P.
         84-1275721
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                              9,212.1 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                    9,212.1 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,212.1 UNITS

-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 18.73%

-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIMCO-GP, INC.
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                        9,212.1 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          9,212.1 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,212.1 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 18.73%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         84-129577
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          31,212.75 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          31,212.75 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,212.75 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 63.45%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         INSIGNIA PROPERTIES, L.P.
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                       19,310.65 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                         19,310.65 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,310.65 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 39.25%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIMCO/IPT, INC.
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                       19,310.65 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                         19,310.65 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,310.65 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 39.25%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MADISON RIVER PROPERTIES, L.L.C.
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                               2,690 UNITS
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                      2,690 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,690 UNITS
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 5.47%
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

         The name of the issuer is Consolidated Capital Growth Fund, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. The Partnership's general partner is ConCap Equities, Inc., a Delaware corporation (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").

         This Amendment No. 19 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D previously filed with the Commission by Insignia Financial Group, Inc, as amended by Amendments 1-18. Due to the 1998 merger of Insignia into AIMCO, Insignia is no longer in existence and had ceased to be a reporting entity.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

         (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

         (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

         (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multifamily residential properties.

         (4) Insignia Properties, L.P., a Delaware corporation ("IPLP"), with principal office at 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602. Its principal business consists of owning and operating securitized real estate assets.

         (5) AIMCO/IPT, Inc., a Delaware corporation ("AIMCO/IPT"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

         (6) Madison River Properties, L.L.C., a Delaware limited liability company ("Madison River"), with principal office at 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602. Its principal business consists of managing and operating real estate assets.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         AIMCO Properties is currently making a tender offer for any and all units of the Partnership at a price of $237 in cash per unit. The tender offer is currently scheduled to expire on September 28, 2001. The specific terms of the tender offer are set forth in the offer to purchase, filed as exhibit 1 to the Schedule TO filed on August 29, 2001, by AIMCO Properties, and supplements thereto, filed as exhibit 7 to the Schedule TO/A filed September 21, 2001 and incorporated herein by this reference. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the Partnership's property while providing the Partnership's investors with an opportunity to liquidate their current investment.

         AIMCO-GP, AIMCO, IPLP, AIMCO/IPT and Madison River do not have any present plans to acquire or sell additional Units. AIMCO Properties, AIMCO-GP, AIMCO, IPLP, AIMCO/IPT and Madison River do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. These entities have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.

Item 5. Interest in Securities of the Issuer

         As of the date of this schedule, the Reporting Persons directly own the following numbers and percentages of Units:

                                                  Number of Shared                      Percentage of
         Entity or Person                         and Voting Units                    Class Represented
         ----------------                         ----------------                    -----------------

         AIMCO Properties                            9,212.1                              18.73%
         IPLP                                        19,310.65                            39.25%
         Madison River                               2,690                                5.47%


         As a result of an AIMCO-Insignia merger, with AIMCO being the surviving corporation, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO Properties entered into an Assignment and Assumption Agreement, pursuant to which IPLP transferred and assigned, among other things, its equity interest in Madison River and the Units directly owned by IPLP to AIMCO Properties. Accordingly, AIMCO properties succeeded to IPLP as owner of the Units previously directly owned by IPLP and Madison River became a wholly-owned subsidiary of AIMCO properties. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO Properties and Madison River by reason of their relationship with AIMCO Properties. AIMCO controls AIMCO Properties through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO Properties, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO Properties.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of joint filing, dated September 25, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001


                                 AIMCO PROPERTIES, L.P.

                                 By:  AIMCO-GP, INC.
                                         (General Partner)


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President

                                 AIMCO-GP, INC.


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President


                                 APARTMENT INVESTMENT AND
                                 MANAGEMENT COMPANY


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President


                                 INSIGNIA PROPERTIES, L.P.


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President

                                 AIMCO/IPT, INC.


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President

                                 MADISON RIVER PROPERTIES, L.L.C.


                                 By: /s/ PATRICK J. FOYE
                                     ------------------------------------------
                                              Executive Vice President

                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER                        DESCRIPTION
       -------                       -----------

         7.1      Agreement of joint filing dated September 25, 2001.